Exhibit 99.1

Wins Finance Holdings Inc. Reports Unaudited Financial Results for the Six Months Ended December 31, 2019

BEIJING and NEW YORK, October 1, 2020 -- Wins Finance Holdings Inc. ("Wins Finance" or the "Company") (NASDAQ: WINS), a diversified investment and asset management company that provides integrated financing solutions to small and medium enterprises ("SMEs") in China, today announced its unaudited financial results for the six months ended December 31, 2019. The Company filed its Annual Report on Form 20-F for the year ended June 30, 2019 earlier today.

Fiscal Six Months Ended December 31, 2019 Financial and Operational Highlights

•	Direct financing lease interest income was $3.8 million, compared to $4.3 million for the corresponding period ended December 31, 2018.

•	Interest income on securities-held to maturity was nil, compared to $0.1 million, as restated as a result of the freezing of the guarantee services business assets, for the corresponding period ended December 31, 2018.
•	Income from discontinued operation was nil, compared to $7.6 million, as restated as a result of the freezing of the guarantee services business assets, for the corresponding period ended December 31, 2018.

“As previously reported in our filings, on June 9, 2020, the Changzhi Public Security Bureau froze the assets of Jinchen Agriculture and its subsidiary Dongsheng Guarantee. Our outside legal counsel was unable to determine the cause of the freeze as the authorities have not provided us with any information, and our legal counsel has advised us that we no longer have control of the assets or operations of Jinchen Agriculture and Dongsheng Guarantee. Therefore, until the freeze is lifted (and we have not been provided any guidance about when the freeze will be lifted), we will not be able to get any financial information and the operation of the company completely has stopped, so we are reporting the frozen assets and liabilities of this entity as a disposal group.” said Renhui Mu, Chairman and Chief Executive Officer of Wins Finance.

“As our guarantee services business was mainly conducted through Dongsheng Guarantee, the freeze of DongSheng Guarantee means that our guarantee services business is no longer operating. Although our financial lease business is unaffected by the freeze and continues to operate normally, our business will lack diversification,” added Mr. Mu. “However, we plan to strengthen our financing consulting business to improve the balance of our business, which we believe will also enhance our ability to manage risk and generate profits.”

“In view of the slowdown in the Chinese economy and the impact of the COVID-19 pandemic, the ability of customers to repay their rental expenses has been adversely affected. Therefore, we continue to be cautious about securing new financial lease customers in the current economic environment. To optimize our business goals, we have instituted further risk controls to mitigate the risks inherent in our financial leasing business and strengthen the recovery of lease receivables. In addition, we plan to expand financing channels and actively engage new strategic investors in order to increase our cash flow. Although the current market environment is challenging, we believe that we will be able to weather the currently difficult operating conditions,” concluded Mr. Mu.

Financial Results for the Six Months Ended December 31, 2019

Direct financing lease interest income

Direct financing lease interest income generated from payments under direct financing leases with customers decreased by $0.5 million, or 11.8%, to $3.8 million for the six months ended December 31, 2019, as compared to $4.3 million for the six months ended December 31, 2018. The decrease was primarily attributable to the slowdown in China's economy due to the impact of the COVID-19 pandemic.

Interest income on short-term investments

Interest on investment securities-held to maturity decreased by $0.1 million to nil million for the six months ended December 31, 2019, as compared to $0.1 million for the six months ended December 31, 2018.

Non-interest expenses

Non-interest expense was $0.7 million for the six months ended December 31, 2019, as compared to non-interest expense of $2.0 million , as restated as a result of the freezing of the guarantee services business assets, for the six months ended December 31, 2018. The decrease mainly due to the decrease in legal fees incurred in connection with a Class Action litigation.

Income taxes

Income tax credit increased by $0.8 million to an income tax credit of $1.9 million for the six months ended December 31, 2019, as compared to income tax credit of $1.1 million , as restated as a result of the freezing of the guarantee services business assets, for the six months ended December 31, 2018. The increase was attributable to the increase in taxable income, which excluded tax exempt interest income from short-term investments.

Net income

Net income increased by $4.6 million to $0.3 million for the six months ended December 31, 2019, as compared to $(4.3) million , as restated as a result of the freezing of the guarantee services business assets, for the six months ended December 31, 2018.

Current Outlook

Although the slowdown in China's economy and the impact of the COVID-19 has negatively impacted our business, we view the challenging business environment as an opportunity to make positive changes to our operating model that will enable us to both weather current conditions and prepare us for new growth opportunities. With these objectives in mind, management is more cautious in choosing customers and stricter in assessing our business and financial risk.

Due to the currently challenging macroeconomic conditions, we believe that our sector will experience a shakeout of smaller, underperforming companies which could create business opportunities for us. Further, we think that barriers to entry for new competitors have increased due to current business volatility, which we believe will help us establish a larger footprint in our areas of concentration. We believe that our operating experience and enhanced risk management protocols will ultimately help to propel growth once business conditions normalize and our competitive position in our sector continues to strengthen.

We continue to believe that the financial leasing business offers substantial growth opportunities as SMEs have become an indispensable driver of economic and employment growth and continue to contribute to China’s economic transformation. Many SMEs need to upgrade their equipment and adopt new technologies but have limited access to traditional bank financing. We continue to believe that our focus on SMEs is appropriate as many such entities are nimble actors in China’s economy with strong growth potential. However, we note that the period-to-period financial results of this sector is affected by the complexity, uncertainties and changes in China’s economic conditions as well the regulations governing the industry and can cause fluctuations in our periodic operating and financial results.

Subsequent Event

On June 9, 2020, the Changzhi Public Security Bureau (the “Bureau”) enforced a judgement against Jinchen Agriculture and its subsidiary, Dongsheng Guarantee. The Company’s legal counsel was unable to determine the cause of the freeze as the authorities have not provided such information, but it has advised the Company that the Company no longer has control of the assets or operations of Jinchen Agriculture and Dongsheng Guarantee.

Therefore, until the freeze is lifted, we will not be able to consolidate Jinchen Agriculture and Dongsheng Guarantee into our financial statements, and so are reporting the frozen assets and liabilities as a disposal group. The assets of the disposal group are being classified as held for sale were $168.2 million and $ 172.0 million as of December 31, 2019 and June 30, 2019, and the liabilities of the disposal group being classified as held for sale were $2.8 million and $3.0 million as of December 31, 2019 and June 30, 2019, respectively. The freeze of these assets has had a material and adverse effect on our financial results.

The Company’s board of directors intends to dispose of Jinchen Agriculture and Dongsheng Guarantee within 12 months after unfreezing of the assets by the Bureau. The Company’s other businesses are unaffected by the freeze and continue to operate normally.

About Wins Finance

Wins Finance is a diversified investment and asset management company listed on NASDAQ. The Company is focused on identifying value accretive investment opportunities and assets in China and the United States that can be enhanced through the strategic involvement of its established management team and its familiarity with the Chinese investment community to help generate long-term value for shareholders. Wins Finance is well positioned to leverage its expertise and existing operations in China to build a comprehensive platform for the provision of lending and other financing solutions to the under-served small and medium enterprise segment. For more information, please visit www.winsholdings.com.

 Forward Looking Statements

This news release contains “forward-looking statements” within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended, and as defined in the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates” and similar statements. All statements other than statements of historical fact in this press release are forward-looking statements and involve certain risks and uncertainties that could cause actual results to differ materially from those in the forward-looking statements. These forward-looking statements are based on management’s current expectations, assumptions, estimates and projections about the Company and the industry in which the Company operates, but involve a number of unknown risks and uncertainties. Further information regarding these and other risks are described in the Company’s Annual Report on Form 20-F for the year ended June 30, 2019 and in the Company’s other filings with the U.S. Securities and Exchange Commission. The Company undertakes no obligation to update forward-looking statements to reflect subsequent occurring events or circumstances, or changes in its expectations, except as may be required by law. Although the Company believes that the expectations expressed in these forward looking statements are reasonable, it cannot assure you that such expectations will turn out to be correct, and actual results may differ materially from the anticipated results. You are urged to consider these factors carefully in evaluating the forward-looking statements contained herein and are cautioned not to place undue reliance on such forward-looking statements, which are qualified in their entirety by these cautionary statements.

Company Contacts:

Wins Finance Holdings Inc.
1177 Avenue of the Americas

5th Floor
New York, NY 10036
Investor Relations Tel: 646-694-8538
E-mail: info@winsholdings.com

WINS FINANCE HOLDINGS INC.

UNAUDITED CONDENSED CONSOLIDATED BALANCE SHEETS

	December 31, 2019	June 30, 2019
		Restated
ASSETS
Cash	$44,061	$70,312
Restricted cash	-	-
Investment securities-held to maturity	-	-
Net investment in direct financing leases	32,997,881	30,011,279
Interest receivable	-	-
Operating lease, right-of-use asset	112,491	163,041
Property and equipment, net	32,769	48,131
Deferred tax assets, net	21,715,264	20,836,408
Other assets	1,943,463	2,106,321
Non-marketable investment	2,870,265	2,912,040
Assets of disposal group classified as held for sale	168,607,108	171,954,262
TOTAL ASSETS	$228,323,302	$228,101,794

LIABILITIES AND STOCKHOLDERS’ EQUITY
Liabilities
Bank loans for capital lease business	$319,552	$338,763
Other loans for capital lease business	-	377,393
Interest payable	20,850	21,494
Income tax payable	1,849,611	1,202,674
Deposits from direct financing leases	5,328,938	5,406,497
Operating lease liability-current	57,158	57,990
Other liabilities	1,511,356	2,552,085
Due to related party	457,344	464,000
Operating lease liability-non-current	138,810	194,089
Liabilities of disposal group classified as held for sale	2,831,825	3,036,447
Total Liabilities	$12,515,444	13,651,432

Stockholders’ Equity
Common stock (par value $0.0001 per share, 100,000,000 shares authorized; 19,837,642 issued and outstanding at June 30, 2019 and 2018)	$1,984	1,984
Additional paid-in capital	211,934,432	211,934,432
Statutory reserve	4,687,085	4,687,085
Retained earnings	21,898,838	21,560,152
Accumulated other comprehensive loss	(22,714,481)	(23,733,291)
Total Stockholders’ Equity	215,807,858	214,450,362
TOTAL LIABILITIES AND EQUITY	$228,323,302	$228,101,794

WINS FINANCE HOLDINGS INC.

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF INCOME AND

COMPREHENSIVE INCOME (LOSS)

	For six months ended December 31,
	2019	2018
		Restated
Direct financing lease income
Direct financing lease interest income	$3,811,402	$4,320,019
Interest expense for direct financing lease	(947,616)	(308,403)
Business collaboration fee and commission expenses for leasing projects	(68,342)	(38,148)
Provision for lease payment receivable	(3,596,624)	(7,545,752)
Net direct financing lease interest income after provision for receivables	$(801,180)	$(3,572,284)

Financial advisory and lease agency income	-	-
Net revenue	$(801,180)	$(3,572,284)

Non-interest income
Interest on investment securities-held to maturity	-	104,307
Total non-interest income	$-	$104,307

Non-interest expense
Business taxes and surcharges	(5,477)	(13,928)
Salaries and employee charges	(310,678)	(272,057)
Rental expenses	(43,816)	(53,331)
Other operating expenses	(372,295)	(1,624,238)
Total non-interest expense	$(732,266)	$(1,963,554)

Income before taxes	(1,533,446)	(5,431,531)

Income tax credit	1,872,131	1,124,471

NET (LOSSES)/INCOME	$338,685	$(4,307,060)

Income from discontinued operation	$-	7,673,112

Total Net (Losses)/Income	338,685	3,366,052

Other comprehensive income (loss)
Foreign currency translation adjustment	1,018,810	(10,239,934)
COMPREHENSIVE (LOSS)/INCOME	$1,357,495	$(6,873,882)

Weighted-average ordinary shares outstanding
Basic	19,837,642	19,837,642
Diluted	19,837,642	19,837,642

Earnings per share
Basic	$0.02	$0.17
Diluted	$0.02	$0.17
From continuing operation	$0.02	$0.39
From discontinued operation	$-	$(0.22)